
June 4, 2021

Jerome Maironi
Senior Vice President, General Counsel and Corporate Secretary
Garrett Motion Inc.
La Pièce 16
Rolle, Switzerland 1180

> **Re: Garrett Motion Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2021**
> **File No. 333-256659**

Dear Mr. Maironi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing